Five MFS Municipal Closed-End Funds Commence Issuer Tender Offers for Auction Rate Preferred Shares

BOSTON (August 9, 2012) — MFS® Municipal Income Trust (NYSE: MFM), MFS® Investment Grade Municipal Trust (NYSE: CXH), MFS® California Municipal Fund (NYSE: CCA), MFS® High Income Municipal Trust (NYSE: CXE), and MFS® High Yield Municipal Trust (NYSE: CMU) each announced today that it commenced an issuer tender offer for up to 100% of its outstanding auction rate preferred shares (ARPS) at a price equal to 95% of the ARPS’ per share liquidation preference of $25,000, or $23,750 per share, plus any unpaid dividends accrued through September 7, 2012, the expiration date of the tender offers. Additional terms of each tender offer are set forth in the fund’s tender offer materials, which have been filed with the Securities and Exchange Commission and will be distributed to ARPS holders.

Each fund’s tender offer is conditioned upon there being validly tendered and not withdrawn at least 70% of its outstanding ARPS, the successful private placement of new preferred shares, the ARPS holders approval of an amendment to each fund’s bylaws to replace Standard & Poor’s with Fitch as a rating agency for the ARPS and certain other conditions as set forth in each fund’s offer to purchase and related letter of transmittal. The new preferred shares, if successfully placed, will allow each fund to replace the leverage currently obtained through tendered ARPS with new preferred shares.

Any questions about the tender offers can be directed either to Warren Antler at AST Fund Solutions, the information agent for the tender offers, at 212-400-2605, or Justin Miller of MFS at 800-343-2829, ext. 57702.

Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and related documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on schedule TO. The definitive proxy materials will be mailed by each fund to holders of ARPS on the record date for the special meeting relating to such fund’s proposed amendment to its bylaws as described above. ARPS holders can obtain the tender offer documents and the definitive proxy materials free of charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, ARPS holders may obtain additional copies of the proxy materials, the offer to purchase and related letter of transmittal for such fund, without charge, by contacting the information agent for the tender offers at 212-400-2605. ARPS holders should read these documents and related exhibits for the applicable fund carefully as the documents contain important information about each fund’s tender offer and proxy solicitation.

MFS Investment Management® (MFS®) manages $285.0 billion in assets as of July 31, 2012. The company traces its origins to 1924 and the creation of America’s first mutual fund.

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This release is not a prospectus, circular or representation intended for use in the purchase or sale of fund shares. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal. For more complete information about each fund, including risks, charges, and expenses, please see the fund’s annual and semi annual shareholder report.

The funds are closed-end funds. Common shares of the funds are only available for purchase/sale on the NYSE at the current market price, except MFS California Municipal Fund, which is available for purchase/sale on the NYSE/AMEX at the current market price. Common shares may trade at a discount to NAV.

MFS Investment Management

500 Boylston St., Boston, MA 02116

25718.1

Contacts:

MFS Shareholders or Financial Advisors (investment product information):

Information Agent: AST Fund Solutions, Warren Antler, 212-400-2605, wantler@astfundsolutions.com

MFS Investment Management: Justin Miller, 800-343-2829, ext. 57702

Media Only:

John Reilly, 617-954-5305, or Dan Flaherty, 617-954-4256